Bingham McCutchen LLP

2020 K Street NW

Washington, DC 20006

Thomas S. Harman

Direct Phone: +1.202.373.6725

Direct Fax: +1.202.373.6001

thomas.harman@bingham.com

April 19, 2013

Mr. Kieran G. Brown

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Investment Quality Municipal Fund, Inc. (the “Fund”), File Nos. 333-184632 and 811-06091

Dear Mr. Brown:

This letter responds to the comments we received from you via telephone conference on March 26, 2012 on the Fund’s Pre-Effective Amendment No. 1 on Form N-2 (File Nos. 333-184632 and 811-06091), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 22, 2013. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The responses below are reflected in the Fund’s Pre-Effective Amendment No. 2 filing on Form N-2 (File Nos. 333-184632 and 811-06091), which was filed today with the SEC.

PROSPECTUS

Cover Page

1. Comment: The first sentence of the paragraph under “Portfolio Contents” states that “[a]s a fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets (as defined below) in municipal securities and other related investments the income from which is exempt from regular federal income tax.” Please tell us what constitutes “other related investments” and do such other related investments comply with Rule 35d-1 under the Investment Company Act of 1940?

Response: We confirm that the definition of “municipal securities” is broad enough that the additional language “other related investments” is essentially meaningless and has no effect on the definition. However, we respectfully decline to delete the language “other related investments,” because this is a fundamental policy of the Fund and may not be changed without shareholder approval.

April 19, 2013

Prospectus Summary (Pages 1 – 14)

2. Comment: The third sentence of the first paragraph under “Investment Objectives and Policies” on page 1 states that “[m]unicipal securities are securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and related securities and derivative investments creating exposure to municipal bonds, notes and securities, that provide for the payment of interest income that is exempt from regular federal income tax (as used in this document, the term “municipal securities” refers to all such investments collectively).” Does the Fund count investments in derivatives towards satisfaction of the 80% requirement of Rule 35d-1 under the Investment Company Act of 1940? If yes, please confirm whether the Fund values derivatives for this purpose based on their market value or their notional value.

Response: Registrant does count investments in derivatives towards the satisfaction of its policies to invest at least 80% of its Managed Assets in municipal securities exempt from taxes. Registrant believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain limited circumstances. Notwithstanding the foregoing, Registrant historically has not used, and currently does not intend to use, the types of derivatives instruments where such treatment would be appropriate. Accordingly, Registrant confirms that derivatives instruments that provide economic exposure to assets that are consistent with its name will be valued at fair value in accordance with the valuation policies of Registrant for purposes of measuring compliance with Rule 35d-1. To the extent that notional value exceeds such amount, Registrant will not take such amount into account for purposes of determining compliance with Rule 35d-1. To the extent the Securities and Exchange Commission or its staff issues additional guidance in this area, Registrant reserves the right to modify its policies in accordance with such guidance.(1)

(1)

The Securities and Exchange Commission has issued a concept release regarding the treatment of derivatives instruments for purposes of various tests set forth in the Investment Company Act of 1940, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.

Summary of Fund Expenses (page 15)

3. Comment: Under “Annual Expenses” in the fee table, add the language required by Instruction 6 of Item 3 of Form N-2, which instructs, in part, to “[s]tate in the narrative following the table that “Other Expenses” are based on estimated amounts for the current fiscal year.”

Response: We will add the following language in the Fund’s next pre-effective amendment, “Other Expenses are estimated based on actual expenses from the prior fiscal year.”

Risk Factors (Pages 34 – 44)

4. Comment: The second sentence of the paragraph under “Certain Affiliations” on page 43 states that “[a]bsent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions.” Please disclose in this section whether the Fund has, has applied for, or intends to apply for any such exemptive relief. If the Fund has applied for or intends to apply for any such relief, please disclose in this section that there is no guarantee that any such relief will be granted.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

April 19, 2013

The Fund’s Investments (Pages 20 – 31)

5. Comment: The second sentence of the first paragraph under “Other Investment Companies” on page 30 states that “[i]n addition, the Fund may invest a portion of its Managed Assets in pooled investment vehicles (other than investment companies) that invests primarily in municipal securities of the types in which the Fund may invest directly.” Please confirm whether the 10% limit applies to all pooled vehicles (e.g., 3(c)(1) or 3(c)(7) funds) or just to registered investment companies.

Response: The Registrant confirms that the 10% limit applies to registered investment companies; however, the Registrant notes that its ability to invest in other types of pooled vehicles is not a principal strategy of the fund and Registrant has not historically invested in such vehicles to any material degree.

Repurchase of Fund Shares; Conversion to Open-End Fund (Pages 55 — 56)

6. Comment: The last sentence of the first paragraph under “Repurchase of Fund Shares; Conversion to Open-End Fund” on page 56 states that “[t]o date, the Fund has not repurchased any Common Stock under the program.” Please confirm to us that the Fund has no present intention to repurchase Common Stock under the program or please disclose any such intention in this section.

Response: The Fund’s Repurchase Program is designed to be used during periods when the Fund’s shares of Common Stock are trading at deep and persistent discounts to net asset value. As a result, during periods during which the Fund is offering shares pursuant to its shelf registration statement, the Fund will not repurchase Common Stock.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Techniques (Pages 4 - 21)

7. Comment: The first sentence of the second paragraph under “Segregation of Assets” on page 17 states that “[t]he Fund generally will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the Securities and Exchange Commission and its staff” (emphasis added). Please disclose in this section what is meant by the term “generally” in this context.

Response: We will replace the sentence with, “To the extent that the Fund uses its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff, such assets may not be used for other operational purposes.”

* * * * *

April 19, 2013

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Kathleen Long at 202.373.6149.

Sincerely yours,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Kevin McCarthy
Mark Winget
Gifford Zimmerman